UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of January 2018

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Report of Relevant Information dated January 4, 2018

RELEVANT INFORMATION

Bogotá. January 4th, 2018. Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) informs that the National Agency of Infrastructure ordered a first payment to the creditor banks of Concesionaria Ruta del Sol S.A.S. (“Concesionaria”). The first payment amounted to approximately PS$800,000 million (USD$ 270 million). From such payment, banks controlled by Grupo Aval received PS$390,000 million (Approx. USD$ 130 million) that were distributed as follows: (i) PS$145,000 million (Approx. USD$ 48 million) were credited to pending interests and (ii) the balance of PS$245,000 million (Approx. USD$ 82 million) was applied to capital.

Following the first payment, Concesionaria has an outstanding debt with banks controlled by Grupo Aval of approximately PS$ 920.000 million (Approx. USD$ 307 million). The amounts and timetables for future payments will be agreed upon based on the determination of the liquidation value of the concession agreement related to the toll road project Ruta del Sol 2.

Grupo Aval will timely inform to the market any further developments related with this issue.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 4, 2018

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel